                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                SUITE 101.COM, INC.
                                -------------------
                                  (Name of Issuer)


                            COMMON STOCK $.01 PAR VALUE
                           ------------------------------
                           (Title of Class of Securities)


                                    865073 10 0
                                  --------------
                                  (CUSIP Number)



                           NORTHFIELD CAPITAL CORPORATION
                            350 BAY STREET - SUITE 1100
                         TORONTO, ONTARIO, CANADA  M5H 2S6
                                    416-865-9237
                   ---------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                  DECEMBER 10, 1998
                         -----------------------------------
                         Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  865073 10 0
-------------------------------------------------------------------------------

 1.   Name of Reporting Person                               Northfield Capital
      S.S. or IRS Identification No. of                      Corporation
      Above Person                                           Not Required
-------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a                         (a)   [ ]
      Member of a Group                                      (b)   [X]
-------------------------------------------------------------------------------
 3.   SEC Use Only
-------------------------------------------------------------------------------
 4.   Source of Funds                                        WC
-------------------------------------------------------------------------------
 5.   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                  Not Applicable
-------------------------------------------------------------------------------
 6.   Citizenship or Place of                                Province of
      Organization                                           Ontario
-------------------------------------------------------------------------------
      Number of Shares Beneficially
      Owned by Reporting Person:
                                       7) Sole Voting
                                            Power            2,244,136
                                      -----------------------------------------
                                       8) Shared Voting
                                            Power            -0-
                                      -----------------------------------------
                                       9) Sole Dispositive
                                            Power            2,244,136
                                      -----------------------------------------
                                       10) Shared
                                             Despositive
                                             Power           -0-
-------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned
      By Each Reporting Person                               2,244,136
-------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares                       Not Applicable
-------------------------------------------------------------------------------
 13.  Percent of Class Represented by
      Amount in Row (11)                                     22.3%
-------------------------------------------------------------------------------
 14.  Type of Reporting Person                               CO

ITEM 1.        SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 390, Vancouver, British Columbia, Canada V6B 5L1

ITEM 2.        IDENTITY AND BACKGROUND.

     This Statement is being filed by Northfield Capital Corporation. ("Northfield"). Northfield is a corporation organized under the laws of the Province of Ontario. Its principal business is diversified investing. Its address is 350 Bay Street, Suite 1100, Toronto, Ontario, Canada M5H 2S6. The name, citizenship, present principal occupation or employment and business address of each Director and executive officer of Northfield and each other person controlling Northfield is set forth in Schedule A hereto.

     Neither Northfield nor any Director or executive officer of Northfield has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase price for the Shares acquired from the Company was 415,018 shares of the capital stock of i5ive communications, inc. ("i5ive") and for the shares acquired from Benitz & Partners Limited was nominal consideration as an inducement for entering into the transaction. The source of the funds used to purchase the Shares was Northfield's working capital.


ITEM 4.        PURPOSE OF TRANSACTION.

          On December 10, 1998, pursuant to an agreement effective October 30, 1998, the Company completed a transaction with i5ive communications, inc. ("i5ive") In the transaction, the Company issued 1,739,969 shares and 1,436,565 of Common Stock (after reflecting a 1-for-6 reverse stock split of the Company's outstanding shares), to Northfield and 284085 B.C. Ltd., respectively, the former shareholders of i5ive, in exchange for all of the outstanding shares of i5ive. In addition, Northfield acquired concurrently with the closing from Benitz & Partners Limited, a principal shareholder of the Company, 504,167 shares of Common Stock. On the closing of the transaction, Peter L. Bradshaw, Julie M. Bradshaw and Sunny H. Hirai, officers and Directors of i5ive, were elected Directors of the Company and the Company's three Directors prior to the closing resigned. As a consequence of the transactions, Northfield Capital Corporation, 284085 B.C. Ltd., of which
Mr. Bradshaw is an officer, Director and principal shareholder, Ms. Bradshaw and Mr. Hirai hold an aggregate of 5,610,340 shares of the Company's outstanding Common Stock or approximately 55.8% of the shares outstanding. Northfield is not acting as part of a "group", as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with such persons with respect to acquiring, holding or disposing of the Shares.

     The purpose or purposes of the acquisition of the Shares by Northfield was a passive investment. Depending on market conditions and other factors, Northfield may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Northfield also reserves the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.

     As of the date hereof, except as described herein, Northfield does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of December 10, 1998, Northfield holds beneficially the following securities of the Company.

                                                      Percentage of shares of
 Title of security                    Amount             Common Stock (1)
---------------------------   ------------------------------------------------
 Common Stock                       2,244,136                  22.3%


-------------------------------
(1) Calculated in accordance with Rule 13d-3.

          (b) Northfield has the sole power to vote or to direct the vote of the Shares held by it and has the sole power to dispose or to direct the disposition of the Shares held by it. By virtue of his relationships with Northfield, Robert D. Cudney may be deemed to beneficially own, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Shares which Northfield directly beneficially owns. Such person disclaims beneficial ownership of the Shares for all other purposes.

          (c)  None

          (d)  Not applicable

          (e)  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.


                       A. Purchase Agreement among the Company and Northfield Capital Corporation,
                                284085 B.C. Ltd. and i5ive communications inc.

                       B. Amendment dated November 18, 1998 to Purchase Agreement among the Company and Northfield Capital Corporation, 284085 B.C. Ltd. and i5ive communications inc.

                       C. Amendment dated December 1, 1998 to Purchase Agreement Among the Company and Northfield Capital Corporation, 284085 B.C. Ltd. and i5ive Communications inc.

                       D. Amendment dated December 3, 1998 to Purchase Agreement Among the Company and Northfield Capital Corporation, 284085 B.C. Ltd. and i5ive Communications inc.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    December 22, 1998


                              Northfield Capital Corporation


                              By   /s/ ROBERT D. CUDNEY
                                   -----------------------------
                                    President

                                  SCHEDULE A

EXECUTIVE OFFICERS

President      Robert D. Cudney (Canadian)
               President & CEO, Northfield Capital Corp
               350 Bay Street, Suite 1100, Toronto, ON   M5H 2S6

Treasurer      Brent J. Peters (Canadian)
               Vice President, Northfield Capital Corp
               350 Bay Street, Suite 1100, Toronto, ON   M5H 2S6

Secretary      Sheila D. Martin (Canadian)
               Secretary
               350 Bay Street, Suite 1100, Toronto, ON   M5H 2S6

DIRECTORS

               Robert D. Cudney
               Same as above

               Burton V. Pabst (Canadian)
               Former President & Chairman Magna International Inc. (Auto parts company)
               Currently retired businessman
               RR 3, Schomberg, ON  L0G 1T0

               John D. McBride (Canadian)
               Chairman, Santa Cruz Gold Inc.
               320 Bay Street, Suite 1000, Toronto, ON  M5H 4A6

               Thomas G. Larsen (Canadian)
               President, Northfield Minerals Inc.
               155 University Ave, Suite 1905, Toronto, ON  M5H 3B7

               Frank C.Smeenk (Canadian)
               Chairman, MacDonald Mines Exploration Ltd.
               350 Bay Street, Suite 1100, Toronto, ON   M5H 2S6

               Thomas J. Pladsen (Canadian)
               Chartered Accountant
               320 Bay Street, Suite 1000, Toronto, ON  M5H 4A6